Registration No. 333-71956
                                  No. 811-10557


                       SECURITIES AND EXCHANGE COMMISSION
                               Washington DC 20549

                                   FORM N-8B-2

                 REGISTRATION STATEMENT OF UNIT INVESTMENT TRUST
                      WHICH IS CURRENTLY ISSUING SECURITIES
         PURSUANT TO SECTION 8(B) OF THE INVESTMENT COMPANY ACT OF 1940


               TRANSAMERICA OCCIDENTAL LIFE SEPARATE ACCOUNT VUL-6
                         (Name of Unit Investment Trust)


                 1150 South Olive Street, Los Angeles, CA 90015
                   (Address of Principal Office of Registrant)


          Issuer of periodic payment plan certificates only for purposes of information provided herein.


                             Dated October 31, 2001

I.       ORGANIZATION AND GENERAL INFORMATION

1. (a) Furnish name of the trust and the Internal Revenue Service Employer Identification Number.


                           The trust is the Transamerica Occidental Life Separate Account VUL-6 (the "Separate Account"). The Separate Account is a separate investment account of Transamerica Occidental Life Insurance Company (the "Company") and has no employer identification number.


                    (b) Furnish title of each class or series of securities issued by the trust.

                           The securities are flexible premium variable life insurance policies (the "Policy(ies)").

     2. Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each depositor of the trust.

                  Transamerica Occidental Life Insurance Company
                  1150 South Olive Street, Los Angeles,
                  California  90015
                  FEIN: 95-1060502

         3. _______ Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the trust indicating for which class or series of securities each custodian or trustee is acting.

                  The Company will hold, in its own custody, all of the securities.

         4. _______ Furnish name and principal business address and zip code and the Internal Revenue Service Employer Identification Number of each principal underwriter currently distributing securities of the trust.

                  Distribution of the Policies has not yet commenced. When distribution commences, the principal underwriter will be:

                                 Transamerica Occidental Life Insurance Company
                  1150 South Olive Street, Los Angeles,
                  California  90015
                  FEIN: 95-1060502

     5. Furnish name of state or other sovereign power, the laws of which govern with respect to the organization of the trust.

                  Iowa.

     6. (a) Furnish the dates of execution and termination of agreement currently in effect under the terms of which the trust was organized and issued or proposes to issue securities.


                           The Separate Account was established under Iowa law pursuant to a resolution of the Board of Directors of the Company on June 11, 1996.




                  (b) ______ Furnish the dates of execution and termination of any indenture or agreement currently in effect pursuant to which the proceeds of payments on securities issued or to be issued by the trust are held by the custodian or trustee.

                                      None.

         7. _______ Furnish in chronological order the following information with respect to each change of name of the trust since January 1, 1930. If the name has never been changed, so state.

                  The name of the Separate Account has never been changed.

         8.       State the date on which the fiscal year of the trust ends.

                  December 31.

         Material Litigation

     9. Furnish a description of any pending legal proceedings, material with respect to the security holders of the trust by reason of the nature of the claim or the amount thereof, to which the trust, the depositor, or the principal underwriter is a party or of which the assets of the trust are the subject, including the substance of the claims involved in such proceeding and the title of the proceeding. Furnish a similar statement with respect to any pending administrative proceeding commenced by a governmental authority or any such proceeding or legal proceeding known to be contemplated by a governmental authority. Include any proceedings which, although immaterial itself, is representative of, or one of, a group which in the aggregate is material.

                  There are no current or pending legal or administrative proceedings to which Separate Account, the Company, or principal underwriter, Transamerica Securities Sales Corporation, is a party, which are material with respect to the security holders of the Separate Account.

II.      GENERAL DESCRIPTION OF THE TRUST AND SECURITIES OF THE TRUST


         Except for terms defined in this Form N-8B-2, terms used in this Form N-8B-2 have the same meaning as such terms are defined in the prospectus (the "Prospectus") filed with the Securities and Exchange Commission ("SEC") on October 22, 2001, by Transamerica Occidental Life Insurance Company on behalf of its Separate Account as part of a Registration Statement, as amended from time to time, on Form S-6 under the Securities Act of 1933 (the "Registration Statement"), describing the Policies.


General Information Concerning the Securities of the Trust and the Rights of Holders.

                    10. Furnish a brief statement with respect to the following matters for each class or series of securities issued by the trust.

               (a)  Whether the securities are of the registered or bearer type.

                           The Policies are flexible premium variable life insurance policies and, as such, are "registered" in the name of the owners of a Policy (the "Owner") and the records concerning the Owner are maintained by or on behalf of the Company.

                    (b)  Whether  the   securities  are  of  the  cumulative  or
                         distributive type.

                           The Policies are of the cumulative type, providing for no distribution of income, dividends or capital gains except in connection with a voluntary surrender or partial surrender or withdrawal of Accumulation Value by an Owner, or in connection with the payment of death benefits.

                    (c) The rights of security holders with respect to partial withdrawal or redemption.

                           A Policy may be surrendered at any time, subject to the possible imposition of a surrender charge after the free look period. See Item 13(a) "Surrender Charge" and Item 17(a) "Surrender."

                    (d)  The  rights  of  security   holders   with  respect  to
                         conversion, transfer, partial-redemption, and similar matters.

                           TRANSFER - The Policies permit payments to be allocated either to the Fixed Account, which is part of the Company's General Account, or to the sub-accounts of the Separate Account. Each sub-account invests exclusively in a corresponding mutual fund investment portfolio ("portfolio"). Subject to the consent of the Company, the Owner may transfer amounts among all of the sub-accounts and between the sub-accounts and the Fixed Account, subject to certain restrictions.


                           CONVERSION PRIVILEGE - Under the Guaranteed Exchange Option, during the 20 Policy years but before the policy anniversary nearest age 95, subject to certain restrictions, the Owner may convert the Policy to a fixed Policy by transferring all Accumulation Value in the sub-accounts to the Fixed Account and by simultaneously changing the allocation of future payments to the Fixed Account.


                           FREE LOOK PRIVILEGE -
                           The Policy provides for a free look period under the Right to Cancel provision. The Owner has the right to examine and cancel the Policy by returning it to us or to one of our representatives on or before the tenth day (or such later date as required in by state law) after receiving the Policy.

                           If the Policy provides for a full refund under its "Right to Cancel" provision as required by state law, the refund will be the entire payment. If the Policy does not provide for a full refund, the refund amount will be (1) amounts allocated to the Fixed Account; PLUS, (2) the Accumulation Value in the sub-accounts; PLUS, (3) all fees, charges and taxes which have been imposed.

                           We may delay a refund of any payment made by check until the check has cleared the Owner's bank. ___ The refund will be determined as of the Valuation Date that the Policy is received by us.

                           The Owner may make surrenders and partial withdrawals as described in Items 10(c), 13(a) and 17(a).

                  (e) ______ If the trust is the issuer of periodic payment plan certificates, the substance of the provisions of any indenture or agreements with respect to lapses or defaults by security holders in making principal payments, and with respect to reinstatement.


                           POLICY LAPSE AND REINSTATEMENT -The Policy provides a no-lapse guarantee provided certain conditions are met. This is discussed in the "Premiums" section, page 48, of the prospectus, filed October 22, 2001 as part of the S-6 of VUL-6, which is incorporated by reference herein.

                           If the policy goes into default, there is a Grace Period discussed on the "Grace Period" section on page 58 of the prospectus which is herein incorporated by referenced. If the policy ___ lapses, ___ it may be ___ reinstated ___ as ___ discussed ___ in "Reinstatement" section on page 59 of the prospectus incorporated by reference.




(f) ______ The substance of the provisions of any indenture or agreements with respect to voting rights, together with the names of any persons other than security holders given the right to exercise voting rights pertaining to the trust's securities or the underlying securities and the relationship of such persons to the trust.

                           We are the legal owner of all portfolio shares held in the Separate Account and each sub-account. As the owner, we have the right to vote at a portfolio's shareholder meetings. However, to the extent required by federal securities laws and regulations, we will vote portfolio shares that each sub-account holds according to instructions received from Owners with Accumulation Value in the sub-account. If any federal securities laws or regulations or their interpretation change to permit us to vote shares in our own right, we reserve the right to do so, whether or not the shares relate to the Policies.

                           We will provide each person having a voting interest in a portfolio with proxy materials and voting instructions. We will vote shares held in each sub-account for which no timely instructions are received in proportion to all instructions received for the sub-account. We will also vote in the same proportion our shares held in the Separate Account that do not relate to the Policies.

                           We will compute the number of votes that a Owner has the right to instruct on the record date established for the portfolio. This number is the quotient of (1) each Owner's Accumulation Value in the sub-account; divided by (2) the net asset value of one share in the portfolio in which the assets of the sub-account are invested.

                           We may disregard voting instructions Owners initiate in favor of any change in the investment policies or in any investment adviser or principal underwriter.
                           ___ Our disapproval of any change must be reasonable. A change in investment policies or investment adviser must be based on a good faith determination that the change would be contrary to state law or otherwise is improper under the objectives and purposes of the portfolios. If we do disregard voting instructions, we will include a summary of and reasons for that action in the next report to Owners.

                    (g) Whether security holders must be given notice of any changes in:

                           (1)      the composition of the assets of the trust.

                                    We reserve the right, subject to law, to make additions to, deletions from, or substitutions for the shares that are held in the sub-accounts. We may redeem the shares of a portfolio and substitute shares of another registered open-end management company, if (1) the shares of the portfolio are no longer available for investment; or
                                    (2) in our judgment further investment in the portfolio would be improper based on the purposes of the Separate Account or the affected sub-account.

                                    Where the 1940 Act or other law requires, we will not substitute any shares respecting a Policy interest in a sub-account without notice to Owners and prior approval of the SEC and state insurance authorities. The Separate Account may, as the law allows, purchase other securities for other policies or allow a conversion between policies on a Owner's request.

                                    We reserve the right to establish additional sub-accounts funded by a new portfolio or by another investment company. Subject to law, we may, in our sole discretion, establish new sub-accounts or eliminate one or more sub-accounts.

                                    Shares of the portfolios are issued to other separate accounts of Transamerica and its affiliates that fund variable annuity policies and that fund other variable life policies ("mixed funding"). It is conceivable that in the future such mixed funding or may be disadvantageous for variable life contract and policy owners or variable annuity policy owners. Transamerica does not believe that mixed funding is currently disadvantageous to either variable life insurance contract and policy owners or variable annuity policy owners. Transamerica will monitor events to identify any material conflicts among Policy and Owners because of mixed funding. If Transamerica concludes that separate portfolios should be established for variable life and variable annuity separate accounts, or for separate variable life separate accounts, we will bear the expenses.

                                    We may change the Policy to reflect a
                                    substitution or other change and will notify
                                    Owners of the change. Subject to any
                                    approvals the law may require, the Separate
                                    Account or any sub-accounts may be (1)
                                    operated as a management company under the 1940 Act; (2) deregistered under the 1940 Act if registration is no longer required; or (3) combined with other sub-accounts or our other separate accounts.

                    (2) the terms and conditions of the securities issued by the trust.

                                    No change in the terms and conditions of the Policies that affect the Owner's rights will be made without notice to Owners to the extent required by law.

                    (3) the provisions of any indenture or agreement of the trust.

                                    No notice to or consent from Owners is
                                    required for any change in the Company's resolution establishing the Separate Account.

                    (4)  the identity of the depositor, trustee or custodian.

                                    The depositor of the Separate Account cannot
be changed.

                                    The Separate Account has no Trustees.

                                    Notice to Owners need not be given for the
custodian to be changed.

                    (h) Whether the consent of security holders is required in order for action to be taken concerning any change in:

                           (1)      the composition of the assets of the trust.

                                    The Policies do not require consent of the Owners when changing the underlying securities of the Separate Account, except as may be required by currently applicable law or regulation.

                    (2) the terms and conditions of the securities issued by the trust.

                                    Except as appropriate to comply with federal or state law or regulation the terms and conditions of a Policy cannot be changed without the consent of the Owner.

                    (3) the provisions of any indenture or agreement of the trust.

                                    No consent is required.

                    (4)  the identity of the depositor, trustee or custodian.

                    The depositor of the Separate Account cannot be changed.

                    The Separate Account has no Trustees and no custodian.

                  (i) ______ Any other principal feature of the securities issued by the trust or any other principal right, privilege or obligation not covered by subdivisions
                           (a) to (g) or by any other item in this form.

                           (1)      Payments - See Items 14 and 15.

                           (2) ______ DEATH BENEFIT - If the Policy is in force on the Insured's death, we will, with due proof of death of the Insured, pay the net death benefit to the named beneficiary. We will normally pay the net death benefit within seven days of receiving due proof of the Insured's death, but we may delay payment of net death benefits. The beneficiary may receive the net death benefit in a lump sum or under a payment option, unless the payment option has been restricted by the Owner.



                           The "Death Benefit Options" are discussed in that sub-section on page 44 of the Death Benefits section of the prospectus incorporated by reference.





         Information Concerning the Securities Underlying the Trust's Securities

         11. Describe briefly the kind or type of securities comprising the unit of specified securities in which security holders have an interest.

                  The Policies permit payments to be allocated either to the Fixed Account, which is part of the Company's General Account, or to the Separate Account. Nineteen investment divisions ("sub-accounts") are currently offered under the Policies. Each sub-account invests exclusively in a corresponding portfolio. The portfolios are open-end management investment companies or portfolios of series, open-end management companies. ___ Each of the portfolios operates pursuant to different investment objectives, which are summarized below:

                  The Income & Growth Portfolio of The Alger American Fund seeks current income with long-term capital appreciation by investing in dividend-paying equity securities that also offer opportunities for capital appreciation.

                  The Growth and Income Portfolio - Class B of the Alliance Variable Products Series Fund, Inc. seeks capital growth with current income by investing in dividend-paying common stocks of good quality.

                  The Premier Growth Portfolio - Class B of the Alliance Variable Products Series Fund, Inc. seeks capital growth through active portfolio investment in equity securities of carefully selected U.S. companies that are likely to achieve superior earnings growth.

                  The Appreciation Portfolio of the Dreyfus Variable Investment Fund seeks current income and long-term capital growth consistent with preservation of capital by investing in common stocks focusing on "blue chip" companies with total market values of more than $5 billion at the time of purchase.

                  The Small Cap Portfolio of the Dreyfus Variable Investment Fund seeks to maximize capital appreciation by investing in common stocks of U.S. and foreign companies characterized by new or innovative products or services which should enhance prospects for growth of future earnings.

                  The Balanced Portfolio - Service Shares of the Janus Aspen Series seeks long-term growth consistent with preservation of capital and balanced by current income by investing in equity and fixed-income securities selected primarily for their income potential.

                  The Worldwide Growth Portfolio - Service Shares of the Janus Aspen Series seeks long-term growth of capital by investing in common stocks of foreign and domestic companies. The portfolio has the flexibility to invest on a world-wide basis in companies and other organizations of any size, regardless of the country of organization or place of principal business activity.

                  The Emerging Growth Series of the MFS Variable Insurance Trust seeks long-term growth of capital by investing in common stocks of companies that are early in their life cycles that MFS believes have the potential to become major enterprises.

                  The Growth With Income Series of the MFS Variable Insurance Trust seeks current income with long-term capital growth by investing in equity securities of companies that are believed to have long-term potential for growth and income.

                  The Research Series of the MFS Variable Insurance Trust seeks long-term growth of capital and future income by investing in equity securities of companies believed to possess better-than-average prospects for long-term growth.

                  The Emerging Markets Equity Portfolio of the Morgan Stanley Universal Institutional Funds, Inc. seeks long-term capital appreciation by investing primarily in emerging market countries. The Adviser seeks to maximize returns by investing in markets with improving fundamentals, attractive valuations, and low investor recognition, and by selecting securities that demonstrate attractive growth, reasonable valuations, and attractive fundamentals.

                    The Fixed Income Portfolio of the Morgan Stanley Universal Institutional Funds, Inc. seeks above-average income and total return by investing in obligations of the U.S. government and its agencies, corporate bonds, mortgage-backed securities, foreign bonds, and other fixed income securities and derivatives.

                  The High Yield Portfolio of the Morgan Stanley Universal Institutional Funds, Inc. seeks above-average income and total return by investing in high yield securities, including corporate bonds and other fixed income securities and derivatives.

                  The International Magnum Portfolio of the Morgan Stanley Universal Institutional Funds, Inc. seeks long-term capital appreciation by investing in developed market stocks, including equity securities of non-U.S. issuers comprising the Morgan Stanley Capital International EAFE Index (which includes Australia, Japan, New Zealand, most Western European nations, and certain developed Asian countries, such as Hong Kong and Singapore).

                  The Managed Portfolio of the OCC Accumulation Trust seeks growth of capital over time by investing primarily in common stocks, bonds and cash equivalents.

                  The Small Cap Portfolio of the OCC Accumulation Trust seeks capital appreciation by investing primarily in equity securities of companies with a market capitalization under $1 billion.

                  The StocksPLUS Growth and Income Portfolio of the PIMCO Variable Insurance Trust seeks to outperform the stock market as measured by the S&P 500 Index by investing in S&P 500 derivatives in addition to or in place of S&P 500 stocks in an attempt to equal or exceed the performance of the S&P 500.

                  The Growth Portfolio of the Transamerica Variable Insurance Fund, Inc. seeks long-term capital growth by investing in listed and unlisted common stocks of companies with superior growth potential.

                    The Money Market Portfolio of the Transamerica Variable Insurance Fund, Inc. seeks to maximize current income, liquidity and preservation of capital by investing in short-term money market instruments.


         12. ______ If the trust is the issuer of periodic payment plan certificates and if any underlying securities were issued by another investment company, furnish information for each such company:

                  (a)      Name of Company.

The sub-accounts of the Separate Account invest in a number of corresponding portfolios managed by a number of investment advisers.



------------------------------------- ------------ --------------------------- ----------------------- ------------------------
(a)                                   (b)          (c)                         (d)                     (e)
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
Name of Company                       Depositor    Custodian                   Underwriter             Period during which
                                                                                                       securities of such
                                                                                                       companies have been
                                                                                                       the underlying
                                                                                                       securities
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------

------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
Emerging Growth Series of  MFS        None         Investors Bank and Trust    MFS Fund                None
Variable Insurance Trust                           Company, 89 South Street,   Distributors, Inc.
                                                   Boston, MA  02111           500 Boylston Street
                                                                               Boston, MA 02116
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
Research Series of MFS Variable       None         Investors Bank and Trust     MFS Fund               None
Insurance Trust                                    Company, 89 South Street,   Distributors, Inc.
                                                   Boston, MA  02111           500 Boylston Street
                                                                               Boston, MA 02116
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
Growth with Income Series of MFS      None         Investors Bank and Trust     MFS Fund               None
Variable Insurance Trust                           Company, 89 South Street,   Distributors, Inc.
                                                   Boston, MA  02111           500 Boylston Street
                                                                               Boston, MA 02116
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
                                      None                                     Morgan Stanley & Co.,   None
Fixed Income Portfolio of Morgan                   Chase Global Funds          Inc. 1221 Avenue of
Stanley Universal Funds, Inc.                      Services Company, 73        the Americas, New
                                                   Tremont Street, Boston,     York, NY 10020
                                                   MA 02108


------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
High Yield Portfolio of Morgan        None          Chase Global Funds         Morgan Stanley & Co.,   None
Stanley Universal Funds, Inc.                      Services Company, 73        Inc. 1221 Avenue of
                                                   Tremont Street, Boston,     the Americas, New
                                                   MA 02108                    York, NY 10020


------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
International Magnum Portfolio of     None          Chase Global Funds         Morgan Stanley & Co.,   None
Morgan Stanley Universal Funds, Inc.               Services Company, 73        Inc. 1221 Avenue of
                                                   Tremont Street, Boston,     the Americas, New
                                                   MA 02108                    York, NY 10020


------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
Emerging Markets Equity Portfolio     None          Chase Global Funds         Morgan Stanley & Co.,   None
of Morgan Stanley Universal Funds,                 Services Company, 73        Inc. 1221 Avenue of
Inc.                                               Tremont Street, Boston,     the Americas, New
                                                   MA 02108                    York, NY 10020


------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
Premier Growth Portfolio of           None         State Street Bank and       Alliance Fund           None
Alliance Variable Products Series                  Trust Co.                   Distributors, Inc.
Fund, Inc.                                         225 Franklin Street         1345 Avenue of the
                                                   Boston, MA 02110            Americas, New York,
                                                                               NY 10105
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
Growth and Income Portfolio of        None         State Street Bank and       Alliance Fund           None
Alliance Variable Products Series                  Trust Co.                   Distributors, Inc.
Fund, Inc.                                         225 Franklin Street         1345 Avenue of the
                                                   Boston, MA 02110            Americas, New York,
                                                                               NY 10105
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
Income and Growth Portfolio of The    None         Custodial Trust Co.         Fred Alger & Co., Inc.  None
Alger American Fund                                245 Park Avenue             30 Montgomery Street
                                                   New York, NY 10167          Jersey City, NJ 07302
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
Worldwide Growth Portfolio of Janus   None         State Street Bank and       None                    None
Aspen Series                                       Trust
                                                   P. O. Box 0351
                                                   Boston, MA  02117
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
Balanced Portfolio of Janus Aspen     None         State Street Bank and       None                    None
Series                                             Trust
                                                   P. O. Box 0351
                                                   Boston, MA  02117
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
Small Cap Portfolio of OCC            None         State Street Bank and       OCC Distributors        None
Accumulation Trust                                 Trust                       2 World Financial
                                                   P.O. Box 8505               Center
                                                   Boston, MA 02266            New York, NY 10080
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
Managed Portfolio of OCC              None         State Street Bank and        OCC Distributors       None
Accumulation Trust                                 Trust                       2 World Financial
                                                   P.O. Box 8505               Center
                                                   Boston, MA 02266            New York, NY 10080
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
Small Cap Portfolio of Dreyfus        None         Mellon Bank, N.A.           Premier Mutual Fund     None
Variable Investment Fund                           One Mellon Bank Center      Services, Inc.
                                                   Pittsburgh, PA 15258        60 State Street
                                                                               Boston, MA 02109
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
Capital Appreciation Portfolio of     None         Mellon Bank, N.A.           Premier Mutual Fund     None
Dreyfus Variable Investment Fund                   One Mellon Bank Center      Services, Inc.
                                                   Pittsburgh, PA 15258        60 State Street
                                                                               Boston, MA 02109
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
StocksPlus Growth and Income          None         PIMCO Funds Distributor     State Street Bank and   None
Portfolio of PIMCO Variable                        LLC                         Trust Company
Insurance Trust                                    2187 Atlantic Street        801 Pennsylvania,
                                                   Stamford, CT  06902         Kansas City, Missouri
                                                                               64105

------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
Growth Portfolio of Transamerica      None         State Street Bank and       None                    None
Variable Insurance Fund, Inc.                      Trust Company
                                                   225 Franklin Street
                                                   Boston, MA 02110
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------

------------------------------------- ------------ --------------------------- ----------------------- ------------------------
------------------------------------- ------------ --------------------------- ----------------------- ------------------------
Money Market Portfolio of             None         State Street Bank and       None                    None
Transamerica Variable Insurance                    Trust Company
Fund, Inc.                                         225 Franklin Street
                                                   Boston, MA 02110
------------------------------------- ------------ --------------------------- ----------------------- ------------------------


         Information Concerning Loads, Fees, Charges and Expenses

         13. ______ (a) ______ Furnish the following information with respect to each load, fee, expense or charge to which (1) principal payments; (2) underlying securities; (3) distributions; (4) cumulated or reinvested distributions or income; and (5) redeemed or liquidated assets of the trust's securities are subject:

                           (A) ______ the nature of such load, fee, expense or charge; (B) the amount thereof:
                           (C) ______ the name of the person to whom such amounts are paid and his relationship to the trust:
                           (D) ______ the nature of the services performed by such person in consideration for such load, fee, expense or charge.

                           (1)      Under the Policies


                                    CHARGES AND DEDUCTIONS under the policies are discussed in that section on page 24 of the prospectus which is incorporated by referenced herein.



                           (2)      Underlying Securities


                                    In addition to the charges described above, certain management fees and other expenses are deducted from the assets of the underlying portfolios. The level of fees and expenses vary among the portfolios. The following table shows the management fees and other expenses of the portfolios for 2000. For more information concerning these fees and expenses, see the prospectuses of the portfolios.


                                                              Portfolio Expenses
                    (as a percentage of assets after fee waiver and/or expense reimbursement)(1)
                                                                                                              Total
                                                                                                              Portfolio
                                                                     Management       Other         Rule        Annual
Portfolio                                                               Fees        Expenses     12b-1 Fees    Expenses
AEGON/Transamerica Van Kampen Emerging Growth                          0.80%          0.05%          -          0.85%
Alger American Income & Growth                                         0.625%        0.075%          -          0.70%
Alliance VP Growth & Income - Class B                                  0.63%          0.07%        0.25%        0.95%
Alliance VP Premier Growth - Class B                                   1.00%          0.05%        0.25%        1.30%
Dreyfus Investment Portfolios - MidCap Stock Portfolio - Initial       0.75%          0.25%          -          1.00%
Shares(2) (3)
The Dreyfus Socially Responsible Growth Fund, Inc. - Initial           0.75%          0.03%          -          0.78%
Shares(2)
Dreyfus VIF - Appreciation Portfolio - Initial Shares(2)               0.75%          0.03%          -          0.78%
Dreyfus VIF - Small Cap Portfolio - Initial Shares(2)                  0.75%          0.03%          -          0.78%
Franklin Small Cap Fund - Class 2(4) (5) (6)                           0.49%          0.28%        0.25%        1.02%
Franklin Technology Securities Fund - Class 2(4) (7) (8)               0.51%          0.48%        0.25%        1.24%
Janus Aspen Series Balanced - Service Shares(9)                        0.65%          0.02%        0.25%        0.92%
Janus Aspen Series Worldwide Growth - Service Shares(9)                0.65%          0.05%        0.25%        0.95%
MFS(R)Emerging Growth Series(10)                                        0.75%          0.10%          -          0.85%
MFS(R)Investors Trust Series(10)                                        0.75%          0.12%          -          0.87%
MFS(R)Research Series(10)                                               0.75%          0.10%          -          0.85%
MS UIF Emerging Markets Equity(11)                                     1.09%          0.71%          -          1.80%
MS UIF Fixed Income(11)                                                0.21%          0.49%          -          0.70%
MS UIF High Yield(11)                                                  0.26%          0.54%          -          0.80%
MS UIF International Magnum(11)                                        0.50%          0.68%          -          1.18%
OCC Accumulation Trust Managed(11)(12)                                 0.78%          0.08%          -          0.86%
OCC Accumulation Trust Small Cap(11) (12)                              0.80%          0.10%          -          0.90%
PIMCO VIT StocksPLUS Growth & Income - Admin Class(13)                 0.40%          0.25%          -          0.65%
Transamerica VIF Growth                                                0.74%          0.11%          -          0.85%
Transamerica VIF Money Market                                          0.00%          0.60%          -          0.60%

We may receive payment from some or all of the portfolios or their advisers in varying amounts that may be based on the amount of assets allocated to the portfolios. The payments are for administrative or distribution services.

The fee table information relating to the underlying portfolios was provided to us by the portfolios or their investment advisers, as we have not and cannot independently verify either the accuracy or completeness of such information. Therefore, we disclaim any and all liability for the accuracy and completeness of such information. Actual expenses in future years may be higher or lower than these figures. These expenses are for the year ended December 31, 2000.



Notes to Fee Table:

(1) ______ From time to time, the portfolio's investment advisers, each in its own discretion, may voluntarily waive all or part of their fees and/or voluntarily assume certain portfolio expenses. The expenses shown in the Portfolio Expenses table are the expenses paid for 2000. The expenses shown in the table reflect a portfolio's adviser's waivers of fees or reimbursement of expenses, if applicable. It is anticipated that such waivers or reimbursements will continue for calendar year 2001. Without such waivers or reimbursements, the annual expenses for 2000 for certain portfolios would have been, as a percentage of assets, as follows:

                                                                                                       Total Portfolio
                                                              Management       Other      Rule 12b-1        Annual
     Portfolio                                                   Fees         Expenses       Fees          Expenses
     Dreyfus Investment Portfolios - MidCap Stock                0.75%         0.29%           -            1.04%
     Portfolio - Initial Shares
     Franklin Small Cap Fund - Class 2                           0.53%         0.28%         0.25%          1.06%
     Franklin Technology Securities Fund - Class 2               0.55%         0.48%         0.25%          1.28%
     MS UIF Emerging Markets Equity                              1.25%         0.71%           -            1.96%
     MS UIF Fixed Income                                         0.40%         0.49%           -            0.89%
     MS UIF High Yield                                           0.50%         0.54%           -            1.04%
     MS UIF International Magnum                                 0.80%         0.68%           -            1.48%
     PIMCO VIT StocksPLUS Growth & Income -                      0.40%         0.26%           -            0.66%
       Admin Class
     Transamerica VIF Growth                                     0.75%         0.11%           -            0.86%
     Transamerica VIF Money Market                               0.35%         0.81%           -            1.16%

(2) ______ The figures in the above Portfolio Expenses are for the initial share class for the fiscal year ended December 31, 2000. Actual expenses in the future may be higher or lower than the figures given.

(3) ______ For the fiscal year ended December 31, 2000, Dreyfus further reimbursed the portfolio for other expenses so that the total annual portfolio operating expenses for the Initial Share Class was 0.98% instead of 1.00%. This additional expense reimbursement was voluntary and the expense information provided in the table has been restated to reflect the amount the fees would have been without such voluntary reimbursement. The Dreyfus Corporation has agreed, until December 31, 2001, to waive receipt of its fees and/or assume the expenses of the portfolio so that the expenses of the Initial Share Class (excluding taxes, brokerage commissions, extraordinary expenses, interest expenses and commitment fees on borrowings) do not exceed 1.00%.

(4) The Fund's Class 2 distribution plan or "Rule 12b-1 plan" is described in the Fund's prospectus.

(5) Total annual Fund operating expenses differ from the ratio of expenses to average net assets shown in the Financial Highlights table included in the Fund's Annual Report to Shareholders for the fiscal year ended December 31, 2000 because they have been restated due to a new management agreement effective May 1, 2000.

(6) ______ The manager has agreed in advance to make an estimated reduction of 0.04% in its fee to reflect reduced services resulting from the Fund's investment in a Franklin Templeton money fund. This reduction is required by the Fund's Board of Trustees and an order of the SEC. Without this reduction, the total annual fund operating expenses are estimated to be 1.06%.

(7)      Operating expenses are annualized.

(8) ______ The manager and administrator have agreed in advance to waive or limit their respective fees and to assume as their own expense certain expenses otherwise payable by the Fund so that total annual Fund operating expenses do not exceed 1.30% of average net assets for the current fiscal year. After December 31, 2001, the manager and administrator may end this arrangement at any time. The manager also has agreed in advance to make an estimated reduction of 0.04% of its fee to reflect reduced services resulting from the Fund's investment in a Franklin Templeton money fund. The manager is required by the Fund's Board of Trustees and an order of the SEC to reduce its fee if the Fund invests in a Franklin Templeton money fund. Without this reduction, the total annual fund operating expenses are estimated to be 1.28%.

(9) ______ Expenses are based on estimated expenses for the fiscal year ended December 31, 2000, restated to reflect a reduction in the management fee.

(10) _____ Each series has an expense offset arrangement which reduces the series custodian fee based upon the amount of cash maintained by the series with its custodian and dividend disbursing agent. Each series may enter into other such arrangements and directed brokerage arrangements, which would also have the effect of reducing the series' expenses. "Other Expenses" do not take into account these expense reductions, and are therefore, higher than the actual expenses of the series. Had these fee reductions been taken into account, the fee shown in the "Portfolio Expenses" table, which are a percentage of assets after fee waivers and expense reimbursements, would be lower for certain series and would equal to 0.85% for Emerging Growth Series, 0.86% for Investors Trust Series and 0.84% for Research Series.

(11) _____ The management fee of certain of the portfolios includes breakpoints at designated asset levels. Further information on these breakpoints is provided in the prospectuses for the portfolios.

(12) _____ The Adviser is contractually obligated to waive that portion of the advisory fee and to assume any necessary expense to limit total operating expenses of the portfolio to 1.00% of average net assets (net of expenses offset) on an annual basis.

(13) _____ PIMCO has contractually agreed to reduce total annual portfolio operating expenses to the extent these expenses would exceed 0.65% of average daily assets due to the payment of organizational expenses and Trustees' fees. Without such reductions, total operating expenses for the fiscal year ended December 31, 2000 were 0.66%. Under the Expense Limitation Agreement, PIMCO may recoup these waivers and reimbursements in future periods, not exceeding three years, provided total expenses, including such recoupment, do not exceed the annual expense limit. "Other Expenses" reflect a 0.10% administrative fee.




                           (3)      Distributions

                                    No distributions are made to Owners except voluntary surrenders or partial withdrawals, or to beneficiaries except upon payment of death proceeds. Surrenders and partial withdrawals may be subject to the surrender charges and withdrawal transaction fees described in 13(a)(1), above. Also see Item 21.

                           (4)      Cumulated or Reinvested
                           Distributions or Income

                                    Distributions from the portfolios are
                                    reinvested by sub-accounts of the Separate
                                    Account in additional shares of the
                                    respective portfolios, without charge, at net asset value.

                           (5)      Redeemed or Liquidated
                                    Assets of the Trust's
                                    Securities

                                    See "Surrender Penalty"
                                    under Item 13(a)(1)
                                    above.

(b) ______ For each installment payment type of periodic payment plan certificate of the trust, furnish information with respect to sales load and other deductions from principal payments.


                           Each time you make a premium payment a charge is imposed as discussed in item 13(a)(1) above and in Charges and Deductions section of prospectus on page 24.



                  (c) ______ State (1) the amount of sales load as a percentage of the net amount invested, and (2) the amount of total deductions as a percentage of the net amount invested for each type of security issued by the trust.

                           See item 13(b) above.

                  (d)      Explain fully the reasons for
                           any difference in the price at
                           which securities are offered for
                           any class of transactions to any
                           class or group of officers,
                           including officers, directors or
                           employees of the deposition
                           trustee, custodian or principal
                           underwriter.

                           Not Applicable.

                  (e) ______ Furnish a brief description of any loads, fees, expenses or charges not covered in Item 13(a) which may be paid by security holders in connection with the trust or its securities.

                                      None.

                  (f) State whether the depositor, principal underwriter, custodian or trustee, or any affiliated person of the foregoing, may receive profits or other benefits not included in answer to Item 13(a) or 13(d) through the sale or purchase of the trust's securities or interests in such securities, or underlying securities or interests in underlying securities, and describe fully the nature and extent of such profits or benefits.

                           Neither the Company, Transamerica Securities Sales Corporation nor any affiliated person of the foregoing may receive any profit or any other benefit from payments under the Contract or the investments held in the Separate Account not included in the answer to Item 13(a) or (d) through the sale or purchase of the Contract or shares of the portfolios, except that (1) the Company may receive a profit to the extent that the cost of insurance built into the Contract exceeds the actual cost of insurance needed to pay benefits; (2) favorable mortality or expense experience may cause the insurance provided to be profitable to the Company; (3) the Company will compensate certain others, including the company's agents, for services rendered in connection with the distribution of the Contract, as described in Item 38, but such payments will be made from the Fixed Account; and (4) the investment advisers of the respective portfolios will receive an advisory fee, as described in Item 13(a)(2).

                  (g)      State the percentage that the
                           aggregate annual charges and
                           deductions for maintenance and
                           other expenses of the trust bear
                           to the dividend and interest
                           income from the trust property
                           during the period covered by the
                           financial statements filed
                           herewith.
                           Not Applicable.  The Separate
                           Account has no assets as of the
                           date of this filing.

         Information Concerning the Operations of the Trust

         14. ______ Describe the procedure with respect to the applications (if any) and the issuance and authentication of the trust's securities, and state the substance of the provisions of any indenture or agreement pertaining thereto.


                  Application for a Policy is discussed in that sub-section of the prospectus on page 35 in "the Policy" section incorporated by reference.



         15. ______ Describe the procedure with respect to the receipt of payments from purchasers of the trust's securities and the handling of the proceeds thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.


                  Receipt of payments is discussed in Premiums section on page 48, Allocation of Premiums sub-section on page 51 and Allocation of Net Premiums on page 52 of prospectus and incorporated by referenced herein.

         16. ______ Describe the procedure with respect to the acquisition of underlying securities and the disposition thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

                  Each sub-account of the Separate Account invests its assets in shares of a corresponding portfolio. Purchases and redemptions of such shares are made at net asset value, with no deduction for sales load.

                  Amounts of payments allocated to a sub-account, transfers to that sub-account, and reserve adjustment transfers, if any, will be netted as of each valuation date against amounts withdrawn from the sub-account in connection with Contract surrenders, partial withdrawals, transfers (including transfers of amounts to secure any outstanding loan), and death benefits, as well as the asset charge and amounts paid to the Company in lieu of taxes, if any. A net purchase or sale of portfolio shares will be made for a sub-account at net asset value. All income, dividends and realized gain distributions of a portfolio will be reinvested in shares of the respective portfolio at net asset value. Valuation dates currently occur on each day on which the New York Stock Exchange is open for trading, and on such other day where there is a sufficient degree of trading in a portfolio's securities such that the current net asset value of the sub-accounts may be materially affected.

         17.      (a)      Describe the procedure with
                           respect to partial withdrawal or
                           redemption by security holders.


                           Partial Surrenders, Full Surrenders and Reinstatement are discussed in those sub-sections of the prospectus, page 53, page 55 to page 59 respectively and incorporated by reference.



         18.      (a)      Describe the procedure with
                           respect to the receipt, custody
                           and disposition of the income
                           and other distributable funds of
                           the trust and state the
                           substance of the provisions of
                           any indenture or agreement
                           pertaining thereto.

                           Distributions with respect to the shares of a portfolio held by a sub-account are reinvested in shares of that portfolio at net asset value. Such shares are added to the assets of the respective sub-account.

                  (b) ______ Describe the procedure, if any, with respect to the reinvestment of distributions to security holders and state the substance of the provisions of any indenture or agreement pertaining thereto.

                           No distributions are made to Owners (or
                           beneficiaries) other than in connection with a death benefit or with a Owner-initiated loan, partial withdrawal or surrender of the Contract. See Items 13(a) and 21.

                  (c) ______ If any reserves or special funds are created out of income or principal, state with respect to each such reserve or fund the purpose and ultimate disposition thereof, and describe the manner of handling same.

                           Payments placed in the Separate Account constitute certain reserves for benefits under the Contract.

                  (d)      Submit a schedule showing the
                           periodic and special
                           distributions which have been
                           made to security holders during
                           the three years covered by the
                           financial statements filed
                           herewith.  State for each such
                           distribution the aggregate
                           amount and amount per share.  If
                           distributions from sources other
                           than current income have been
                           made, identify each such other
                           source and indicate whether such
                           distribution represents the
                           return of principal payments to
                           security holders.  If payments
                           other than cash were made,
                           describe the nature thereof, the
                           account charged and the basis of
                           determining the amount of such
                           charge.

                           Not Applicable.  The Separate
                           Account has not begun business
                           operations.

         19. ______ Describe the procedure with respect to the keeping of records and accounts of the Trust, the making of reports and the furnishing of information to security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

                  The Company will maintain the records and books of the Separate Account. The Company will also maintain records for each Contract, including the number and value of units of each sub-account credited to each Contract and the value of accumulations in the Fixed Account.

                  Issuance and transfer of portfolio shares will be by book entry only. Stock certificates of the portfolios will not be issued to the Company or Separate Account. Shares ordered from the portfolios will be recorded in an appropriate title for the Separate Account or appropriate sub-account.

                  Owners will be sent promptly statements of significant transactions such as payments, transfers among sub-accounts and the Fixed Account, partial withdrawals, increases in loan amount by the Owner, loan repayments, lapse, termination for any reason, and reinstatement. An annual statement will also be sent to the Owner. The annual statement will summarize all of the above transactions and deductions of charges during the Contract year. It will also set forth the status of the death benefit, Accumulation Value, surrender value, amounts in the sub-accounts and Fixed Account, and any Contract loan(s).

                  In addition, the Owners will be sent semi-annual reports of the underlying portfolios and other information for the Separate Account as required by the 1940 Act.

         20. State the substance of the provisions of any indenture or agreement concerning the trust with respect to the following:

                  (a)      Amendments to such indenture or
                                   agreement.

                           Not Applicable.

                  (b)      The extension or termination of
                           such indenture or agreement.

                           Not Applicable.

                  (c)      The removal or resignation of
                           the trustee or custodian, or the
                           failure of the trustee or
                           custodian to perform its duties,
                           obligations and functions.

                           The Company will act as custodian of assets of the Separate Account. The Company may appoint another custodian. In such event, the custodial agreement will provide that the assets owned by the Separate Account shall be delivered directly by the Company to a successor custodian.

                  (d)      The appointment of a successor
                           trustee and the procedure if a
                           successor trustee is not
                           appointed.

                           Not Applicable.

                  (e)      The removal or resignation of
                           the depositor, or the failure of
                           the depositor to perform its
                           duties, obligations and
                           functions.

                           There is no such provision in an indenture or agreement. Under California and Iowa law, the Company may not abrogate its obligation under the Policies.

                  (f)      The appointment of a successor
                           depositor and the procedure if a
                           successor depositor is not
                           appointed.

                           There is no such provision in any indenture or agreement.

         21.      (a)      State the substance of the
                           provisions of any indenture or
                           agreement with respect to loans
                           to security holders.


                            POLICY LOANS are discussed in that section of the
                           prospectus on page 56 and are incorporated by reference herein.

                            (b) _____ Furnish a brief description of any
                           procedure or arrangement by which loans are made available to security holders by the depositor, principal underwriter, trustee or custodian, or any affiliated person of the foregoing.


                           See Item 21(a), above. No other loans are made, except under the terms of life insurance policies which may be issued by the depositor or affiliated insurance companies.


                  (c)      If such loans are made, furnish
                           the aggregate amount of loans
                           outstanding at the end of the
                           last fiscal year, the amount of
                           interest collected during the
                           last fiscal year allocated to
                           the depositor, principal
                           underwriter, trustee or
                           custodian or affiliated person
                           of the foregoing, aggregate
                           amount  of loans in default at
                           the end of the last fiscal year
                           covered by financial statements
                           filed herewith.

                           Not Applicable.

         22. ______ State the substance of the provisions of any indenture or agreement with respect to limitations on the liabilities of the depositor, trustee or custodian, or any other party to such indenture or agreement.


                  You may assign a policy as collateral or make an absolute assignment. All policy rights will be transferred as to the assignee's interest. The consent of the assignee may be required to make changes in premium allocations, make transfers or to exercise other rights under the policy. We are not bound by an assignment or release thereof, unless it is in writing and recorded at our Administrative Office. When recorded, the assignment will take effect as of the date the written request was signed. Any rights the assignment creates will be subject to any payments we made or actions we took before the assignment was recorded. We are not responsible for determining the validity of any assignment or release.

         23. ______ Describe any bonding arrangement for officers, directors, partners or employees of the depositor or principal underwriter of the trust, including the amount of coverage and the type of bond.

                  The depositor is insured under a broad manuscript fidelity ___ bond ___ program with coverage limits of $80,000,000. The lead underwriter is Capital CNA.

         24. ______ State the substance of any other material provisions of any indenture or agreement concerning the trust or its securities and a description of any other material functions or duties of the depositor, trustee or custodian not stated in
                  Item 10 or Items 14 to 23 inclusive.

                  PARTICIPATION AGREEMENTS. The Company and the portfolios have entered into Participation Agreements which define the terms under which the sub-accounts of Separate Account invest in the portfolios.


                  Policy provisions regarding the rights of the owner of the policy are discussed in The Policy, page 34, and Other Benefits, page 60, and Other Policy Provisions, page 69 sections of the prospectus and are incorporated by reference.


III.     ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF
         DEPOSITOR

         Organization and Operations of Depositor

         25. ______ State the form of organization of the depositor of the trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date of organization.

                  The Company is a stock life insurance company incorporated under the laws of the state of California in 1906. ___ It moved its state of domicile to Iowa effective December 31, 2000.

         26.      (a)      Furnish the following
                           information with respect to all
                           fees received by the depositor
                           of the trust in connection with
                           the exercise of any functions or
                           duties concerning securities of
                           the trust during the period
                           covered by the financial
                           statements filed herewith:

                           Not Applicable.

                  (b)      Furnish the following
                           information with respect to any
                           fee or any participation in fees
                           received by the depositor from
                           any underlying investment
                           company or any affiliated person
                           or investment adviser of such
                           company:


                           See item 13(a)(2) regarding payments received from portfolios or their advisers.

                           (1)      The
                                    nature
                                    of
                                    such
                                    fee
                                    or
                                    participation.

                                    See item 13(a)(2) regarding payments
                                    received from portfolios or their advisers.

                                                                     Director of
                           (2)      The name of the person    TOLIC since
                                    making payments.          1999.
                                                              Director,
                                    See item                  Senior Vice
                                    13(a)(2)                  President and
                                    regarding                 Chief
                                    payments                  Operating
                                    received from             Officer of
                                    portfolios or             Transamerica
                                    their advisers.           Life Insurance
                                                              Company,
                           (3)      The nature of the         (formerly PFL
                                    services rendered in      Life Insurance
                                    consideration for such    Company) since
                                    fee or participation.     1996.
                                                                  Executive Vice
                                    See item                  President and
                                    13(a)(2)                  Chief
                                    regarding                 Operating
                                    payments                  Officer of
                                    received from             AEGON USA
                                    portfolios or             since 1995.
                                    their advisers.           Chief
                                                                       Financial
                           (4)      The aggregate amount      Officer of
                                    received during the       AEGON USA from
                                    last fiscal year          1992 to 1995.
                                    covered by the            Vice President
                                    financial statements      and Chief Tax
                                    filed herewith.           Officer of
                                                              AEGON USA from
                                    None.                     1984 to 1995.


         27.      Describe the general character of the
                  business engaged in by the depositor
                  including a statement as to any business other than that of depositor of the trust. If the depositor acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust, and the nature of the depositor's activities therewith. If the depositor has ceased to act in such named capacity, state the date of and circumstances surrounding such cessation.

                  The Company is a California life insurance company licensed to sell life insurance in the District of Columbia, Puerto Rico, Virgin Islands and Guam and all states except New York.

                  The Company offers registered variable life and annuity policies through other separate accounts registered as unit investment trusts and one, Separate Account Fund B, as a management investment company.

         Officials and Affiliated Persons of Depositor

         28.      (a)      Furnish as at latest practicable
                           date the following information
                           with respect to the depositor of
                           the trust, with respect to each
                           officer, director, or partner of
                           the depositor, and with respect
                           to each natural person directly
                           or indirectly owning or holding
                           with power to vote 5% or more of
                           the outstanding voting
                           securities of the depositor.

                           (i)         name  and   principal
                                       business address;
                           (ii)        nature             of
                                       relationship       or
                                       affiliation      with
                                       depositor    of   the
                                       trust;
                           (iii)       ownership    of   all
                                       securities   of   the
                                       depositor;
                           (iv)        ownership of all
                                       securities of the
                                       trust;
                           (v)         other companies of
                                       which each person
                                       named above is
                                       presently officer,
                                       director or partner.

                           See 28(b) and 29, below.

                           (b)         Furnish a brief
                                       statement of the
                                       business experience
                                       during the last five
                                       years of each
                                       officer, director or
                                       partner of the
                                       depositor.

                                       The principal occupations and business
                                       experience for the last five years of
                                       Directors and Executive Officers of the
                                       Company are as follows:



             DIRECTORS AND PRINCIPAL OFFICERS OF
       TRANSAMERICA OCCIDENTAL LIFE INSURANCE COMPANY




Patrick S. Baird(1)

Brenda K. Clancy(1) Director of TOLIC since 1999 and Senior Vice President since 2000. Senior Vice President, Corporate, of Transamerica Life Insurance Company, (formerly PFL Life Insurance Company) since 1991. Treasurer and Chief Financial Officer of Transamerica Life Insurance Company since 1996.

Douglas C. Kolsrud(1) Director since 1999 and Senior Vice President of TOLIC since 2000. Director, Senior Vice President, Chief Investment Officer and Corporate Actuary, Investment Division, of Transamerica Life Insurance Company, (formerly PFL Life Insurance Company) since 1998.

Karen O. MacDonald(2) Director, Executive Vice President and Chief Operating Officer since 2000. Senior Vice President and Corporate Actuary from 1995 to 2000.

Craig D. Vermie(1) Director of TOLIC since 1999. Director, Vice President and General Counsel, Corporate, of Transamerica Life Insurance Company, (formerly PFL Life Insurance Company) since 1990.

Ron F. Wagley, CLU(2) Director and President since 1999. Senior Vice President and Chief Agency Officer of TOLIC since 1993. Vice President of TOLIC from 1989 to 1993.

John R. Kenney(6) Executive Vice President (February 2000 - present) of Transamerica; Chairman of the Board and Chief Executive Officer (June 1962 - present) of Western Reserve.

Janet M. Soppe(7) Executive Vice President (January 2000 - President) of Transamerica; President and Actuary (1991 - present) of AEGON Insurance Group - Long Term Care Division.

Larry N. Norman(1) Executive Vice President, Financial Markets Division (1999 - present) of Transamerica; and Director and Executive Vice President (1998 - present) of Transamerica Life Insurance Company.

Roy Chong-Kit(2) Senior Vice President and Actuary (1997 - and Actuary present); Vice President (1995 - 1997); and Actuary (1988 - 1997) of Transamerica.

Daniel E. Jund, FLMI(1) Senior Vice President (1988 - present) of Transamerica.

William R. Wellnitz, FSA(5) Senior Vice President and Actuary (1996 - and Actuary present) of Transamerica; and Vice President and Reinsurance Actuary (1988 - 1996).

Sandy C. Brown(2) Senior Vice President (February 2001 - present), Vice President (September 1998 - February 2001) of Transamerica.

Kent G. Callahan(8) Senior Vice President (September 2000 - present), Vice President (September 1998 - September 2000) of Transamerica.

Bruce Clark(2) Chief Financial Officer and Senior Vice President  (February 2001
- present), Vice President (October 2000 - February 2001) of Transamerica.

Catherine Collinson(2) Senior Vice President (September 2000 - present), Vice President (March 1998 - September 2000) of Transamerica.

David M. Goldstein(2) Senior Vice President (February 2001 - present), Vice President (January 1988 - February 2001) of Transamerica.

Frank J. LaRusso(9) Senior Vice President (February 2001 - present), Vice President (December 1994 - February 2001) of Transamerica.

Thomas P. O'Neill(5) Senior Vice President (March 1999 - present), Vice President (December 1998 - March 1999) of Transamerica.

Frank Rosa(9) Senior Vice President (February 2001 - present), Vice President (August 2000 - February 2001) of Transamerica.

Joel D. Seigle(2) Senior Vice President (February 2001 - present), Vice President (March 1994 - February 2001) of Transamerica.

William H. Tate(2) Senior Vice President (August 2000 - present), Vice President (March 1998 - August 2000) of Transamerica.


Transamerica Life Insurance Company previously was known as PFL Life Insurance Company.

Located at:

(1) 4333 Edgewood Road, N.W., Cedar Rapids, Iowa 52449.
(2) 1150 South Olive Street, Los Angeles, California 90015.
(3) 300 Consilium Place, Scarborough, Ontario, Canada M1H3G2.
(4) 600 Montgomery Street, San Francisco, California 94111.
(5) 401 North Tryon Street, Charlotte, North Carolina 28202.
(6) 570 Carillon Parkway, St. Petersburg, Florida 33716.
(7) 2705 Brown Trail, Bedford, Texas 76021.
(8) Two Ravinia Drive, Atlanta, Georgia 30346.
(9) 1100 Walnut, Kansas City, Missouri 64106.



Companies Owning Securities of Depositor

         29. _______ Furnish as at latest practicable date the following information with respect to each company which directly or indirectly owns, controls or holds with power to vote 5% or more of the outstanding voting securities of depositor.

                   The Company is a wholly-owned subsidiary of Transamerica Insurance Corporation of California, 1150 South Olive Street, Los Angeles, which in turn is a wholly-owned subsidiary of Transamerica Corporation, 600 Montgomery Street, San Francisco, California. Transamerica Corporation is organized under the laws of the state of Delaware and is owned by AEGON N.V., a Dutch holding company.

         Controlling Persons

         30. _______ Furnish as at latest practicable date the following information with respect to any person other than those covered by Items 28, 29, and 42 who directly or indirectly controls the depositor.

                   None.

         Compensation of Officers of Depositor

         31. _______ Furnish the following information with respect to the remuneration for services paid by the depositor during the last fiscal year covered by financial statements filed herewith:

               (a) directly to each of the officers or partners or the depositor directly receiving the three highest amounts of remuneration;

               None.No person  received  compensation  for services  rendered to the trust (separate account).

                   (b)      directly to all officers or partners of the
                           depositor as a group exclusive of persons whose remuneration is included under Item 31(a), stating separately the aggregate amount paid by the depositor itself and the aggregate amount paid by all the subsidiaries;

               None.No person  received  compensation  for services  rendered to the trust (separate account).

               (c) indirectly or through subsidiaries to each of the officers or partners of the depositor:

               None.No person  received  compensation  for services  rendered to the trust (separate account).

         Compensation of Directors

         32. _______ Furnish the following information with respect to the remuneration for services, exclusive of remuneration reported under Item 31, paid by the depositor during the last fiscal year covered by financial statements filed herewith:

                  (a)      the aggregate direct remuneration to directors;

                                      None.

                  (b)      indirectly or through subsidiaries to directors.

                           Not Applicable.

         Compensation to Employees

         33. _____ (a) _____ Furnish the following information with respect to the aggregate amount of remuneration for services of all employees of the depositor (exclusive of persons whose remuneration is reported in Items 31 and 32) who received remuneration in excess of $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

                         Not applicable.

               (b) Furnish the following information with respect to the renumeration for services paid directly during the last fiscal year covered by financial statements filed herewith to the following classes of persons (exclusive of those persons covered by Item 33(a)): (1) Sales managers, branch managers, district managers and other persons supervising the sale of registrant's securities; (2) Salesmen, sales agents, canvassers and other persons making solicitations but not in supervisory capacity; (3) Administrative and clerical employees; and (4) others (specify). If a person is employed in more than one capacity, classify according to predominant type of work.

                         Not Applicable.

         Compensation to Other Persons

         34. ____ Furnish the following information with respect to the aggregate amount of compensation for services paid any person (exclusive of persons whose remuneration is reported in Items 31, 32 and 33), whose aggregate compensation in connection with services rendered with respect to the trust in all capacities exceeded $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

                Not Applicable.

         IV.    DISTRIBUTION AND REDEMPTION OF SECURITIES

         Distribution of Securities

         35. ____ Furnish the names of the states in which sales of the trust's securities (a) are currently being made, (b) are presently proposed to be made, and (c) have been discontinued, indicating by appropriate letter the status with respect to each state.

                (a)      Sale of the Policies has not commenced in any state.

                (b) ______ Following the effectiveness of the Separate Account's registration statement under the Securities Act of 1933, and obtaining required approvals under state law, the Company proposes issuing the Policies in the District of Columbia, Guam, Virgin Islands, and Puerto Rico and in all states except New York.

                (c)      Not Applicable.


         36. ____ If sales of the trust's securities have at any time since January 1, 1936 been suspended for more than a month, describe briefly the reasons for such suspension.

                         Not Applicable.

         37. ____ (a) ______ Furnish the following information with respect to each instance where subsequent to January 1, 1937, any federal or state governmental officer, agency, or regulatory body denied authority to distribute securities of the trust, excluding a denial which was merely a procedural step prior to any determination by such officer, etc., and which denial was subsequently rescinded.

                         (1)    Name of officer, agency or body

                                None.

                         (2)    Date of denial

                                Not Applicable.

                         (3)    Brief statement of reasons given for denial

                                Not  Applicable.

                (b) ______ Furnish the following information with regard to each instance where, subsequent to January 1, 1937, the authority to distribute securities of the trust has been revoked by any federal or state governmental officer, agency or regulatory body.

                         (1)    Name of officer, agency or body

                                None.

                         (2)    Date of revocation

                                Not Applicable.

                         (3)    Brief statement of reasons given for revocation

                                Not Applicable.

               38.  (a)  Furnish  a  general   description   of  the  method  of
                    distribution of securities of the trust.

                         Transamerica Securities Sales Corporation, an affiliate of the Company, will act as principal underwriter of the Policies pursuant to a Distribution Agreement with the Company and the Separate Account. Transamerica Securities Sales Corporation is a broker-dealer and a member of the National Association of Securities Dealers, Inc. The Policies will be sold by agents of the Company who are registered representatives of affiliated and independent broker-dealers.

                (b) ______ State the substance of any current selling agreement between each principal underwriter and the trust or the depositor, including a statement as to the inception and termination dates of the agreement, any renewal and termination provisions, and any assignment provisions.

                         The Company and Separate Account has executed a Distribution Services Agreement ("Agreement") with Transamerica Securities Sales Corporation ("TSSC"), its principal underwriter. Unless otherwise terminated, the Agreement shall continue in effect from year to year. The Agreement may be terminated by any party at any time upon giving 60 days' written notice to the other parties, and terminates automatically in the event of its assignment.

                (c) ______ State the substance of any current agreements or arrangements of each principal underwriter with dealers, agents, salesmen, etc., with respect to commissions and overriding commissions, territories, franchises, qualifications, and revocations. If the trust is the issuer of periodic payment plan certificates, furnish schedules of commissions and the bases thereof. In lieu of a statement concerning schedules of commissions, such schedules of commissions may be filed as Exhibit A(3)(c).

                                  DISTRIBUTION

                         Transamerica Securities Sales Corporation, or TSSC, acts as the principal underwriter and general distributor of the policy. TSSC is registered with the SEC as a broker-dealer and is a member of the National Association of Securities Dealers, or NASD. TSSC was organized on February 26, 1986, under the laws of the state of Maryland. Broker-dealers sell the policies through their registered representatives who are appointed by us.


                         We pay to broker-dealers who sell the policy commissions based on a commission schedule discussed in "Distribution" section of prospectus incorporated by reference.


                         To the extent permitted by NASD rules, promotional incentives or payments may also be provided to broker-dealers based on sales volumes, the assumption of wholesaling functions or other sales-related criteria. Other payments may be made for other services that do not directly involve the sale of the policies. These services may include the recruitment and training of personnel, production of promotional literature, and similar services.

                         We intend to recoup commissions and other sales expenses primarily, but not exclusively, through:

o        the administrative charge;

o        the surrender penalty; and

o        investment earnings on amounts allocated under policies to the fixed account.

                         Commissions paid on the policy, including other incentives or payments, are not charged to the policy owners or the separate account.


         Information Concerning Principal Underwriter

               39. (a) State the form of organization of each principal underwriter of securities of the trust, the name of the state or other sovereign power under the laws of which each underwriter was organized and the date of organization.

                         The principal underwriter of the Policies, Transamerica Securities Sales Corporation, was incorporated under the laws of Maryland, February 26, 1986.

               (b)  State   whether   any   principal    underwriter   currently
                    distributing securities of the trust is a member of the National Association of Securities Dealers, Inc. (NASD).

                    The Policies will be distributed only by broker-dealers which are members of the NASD.

         40. ____ (a) ______ Furnish the following information with respect to all fees received by each principal underwriter of the trust from the sale of securities of the trust and any other functions in connection therewith exercised by such underwriter in such capacity or otherwise during the period covered by the financial statement filed herewith.

                                      None.

                (b) ______ Furnish the following information with respect to any fee or any participation in fees received by each principal underwriter from any underlying investment company or any affiliated person or investment adviser of such company:

                         See item 13(a)(2) regarding payments received from
portfolios or their advisers.

                         (1)    The nature of such fee or participation.

                                See item 13(a)(2) regarding payments received from portfolios or their advisers.

                         (2)    The name of the person making payment.

                                See item 13(a)(2) regarding payments received from portfolios or their advisers.

                    (3) The nature of the services rendered in consideration for such fee or participation.

                                See item 13(a)(2) regarding payments received from portfolios or their advisers.

                         (4) ____ The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

                                None.

         41. ____ (a) ______ Describe the general character of the business engaged in by each principal underwriter, including a statement as to any business other than the distribution of securities of the trust. If a principal underwriter acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust and the nature of such activities. If a principal underwriter has ceased to act in such named capacity, state the date of and circumstances surrounding such cessation.

                         Transamerica Securities Sales Corporation is a registered broker-dealer and a member of the NASD. Transamerica Securities Sales Corporation acts as principal underwriter of variable annuity and variable life policies issued by separate accounts of the Company and affiliates Transamerica Life Insurance and Annuity Company and Transamerica Life Insurance Company of New York and also acts as distributor for Transamerica Investors, Inc. The variable policies issued by the Company are sold through registered representatives of affiliated and independent broker-dealers who are also appointed as insurance agents of the Company.

                (b) ______ Furnish as at latest practicable date the address of each branch office of each principal underwriter currently selling securities of the trust and furnish the name and residence address of the person in charge of such office.

                    Not Applicable. The Separate Account is not yet issuing securities.

                (c) ______ Furnish the number of individual salesmen of each principal underwriter through whom any of the securities of the trust were distributed for the last fiscal year of the trust covered by the financial statements filed herewith and furnish the aggregate amount of compensation received by such salesmen in such year.

                         Not Applicable.  The Policies have not yet been issued.

         42. ____ Furnish as at latest practicable date the following information with respect to each principal underwriter currently distributing securities of the trust and with respect to each of the officers, directors or partners of such underwriter (ownership of securities of the Trust).

                Not Applicable.  The Policies have not yet been issued.

         43. ____ Furnish, for the last fiscal year covered by the financial statements filed herewith, the amount of brokerage commissions received by any principal underwriter who is a member of a national securities exchange and who is currently distributing the securities of the trust or effecting transactions for the trust in the portfolio securities of the trust.

                Not Applicable.

         Offering Price or Acquisition Valuation of Securities of the Trust

         44. ____ (a) ______ Furnish the following information with respect to the method of valuation used by the trust for the purposes of determining the offering price to the public of securities issued the trust or the valuation of shares or interests in the underlying securities acquired by the holder of a periodic payment plan certificate.


                         Units and Unit Values and Valuation of Units are discussed in those sections of the prospectus on page 52 and incorporated by reference.




                    (b) Furnish a specimen schedule showing the components of the offering price of the trust's securities as of the latest practicable date.

                    No Policies have been issued or offered for sale to the public.

                (c) ______ If there is any variation in offering price of the trust's securities to any person or classes of persons other than underwriters, state the nature and amount of such variation and indicate the person or classes of persons to whom such offering is made.

                         At any time, the "price" of a unit of a sub-account will be the same for all Owners. However, the charges under the Policies will not be the same for all Owners. The insurance principles of pooling and distribution of mortality risks is based upon the assumption that each Owner pays a cost of insurance charge commensurate with the Insured's mortality risk, which is actuarially determined based upon factors such as age, sex, health and occupation. In the context of life insurance, a uniform mortality charge (the "cost of insurance charge") for all Insureds would discriminate unfairly in favor of those Insureds representing greater mortality risks to the disadvantage of those representing lesser risks. Accordingly, there will be a different "price" for each actuarial category of Insureds because different cost of insurance rates will apply. The "price" will also vary depending upon whether the Contract is issued based on simplified underwriting criteria or, instead, is issued based on full underwriting. The "price" may also vary based on net amount at risk. The Policies will be offered and sold pursuant to this cost of insurance schedule, the Company's underwriting standards, and in accordance with state insurance laws. Such laws prohibit unfair discrimination among Insureds, but recognize that premiums must be based upon factors such as age, health and occupation. Tables showing the maximum cost of insurance charges will be delivered as part of the Contract.

         45. ____ Furnish the following information with respect to any suspension of the redemption rights of the securities issued by the trust during the three fiscal years covered by the financial statements filed herewith:

                (a)      by whose action redemption rights were suspended;

                         Not Applicable.

                    (b) the number of days' written notice given to security holders prior to suspension of redemption rights;

                         Not Applicable.

                (c)      reason for suspension;

                         Not Applicable.

                (d)      period during which suspension was in effect.

                         Not Applicable.

                    46. (a) Furnish the following information with respect to the method of determining the redemption or partial withdrawal valuation of securities issued by the trust:

                    (1) The source of quotations used to determine the value of portfolio securities.

                                The sub-accounts invest only in shares of the portfolios. Shares of each are sold and redeemed at their net asset value as next computed after the Company's receipt of the purchase or redemption order. Each purchase or redemption is confirmed in a written statement of the number of shares purchased or redeemed and the aggregate number of shares currently held by the respective-sub-accounts. See Item 44(a).

                    (2) Whether opening, closing, bid, asked or any other price is used.

                                See 44(a) and 46(a)(1), above.

                    (3) Whether price is as of the day of sale or as of any other time.

                                See 44(a) and 46(a)(1), above.

                         (4) ____ A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).


                               Accumulation Value is the policy's total value on a specified date. The accumulation value at any time is equal to the sum of:

o        the value of the units of the sub-accounts credited to your policy;
                plus

o        the value in the fixed account credited to your policy.
                               Cash Value is the accumulation value, minus any
surrender penalty.

                               Net Cash Value is the cash value, minus any
outstanding loans.

                         (5) ____ Other items which registrant deducts from the net asset value in computing redemption value of its securities.

                                Units of the sub-accounts will be redeemed at net asset value. However, under the Policies, a surrender or partial redemption may be subject to surrender charges. See 13(a).

                         (6)    Whether adjustments are made for fractions.

                                No adjustments are made for fractions.

                (b) ______ Furnish a specimen schedule showing the components of the redemption price to the holders of the trust's securities as of the latest practicable date.

                         No Policies have been issued or offered for sale to the
public.

               Purchase and sale of interests in underlying securities from and to Security Holders

                    47. Furnish a statement as to the procedure with respect to the maintenance of a position in the underlying securities or interests in the underlying securities, the extent and nature thereof and the person who maintains such a position. Include a description of the procedure with respect to the purchase of underlying securities or interests in the underlying securities from security holders who exercise redemption or withdrawal rights and the sale of such underlying securities and interests in the underlying securities to other security holders. State whether the method of valuation of such underlying securities or interests in underlying securities differs from that set forth in Items 44 and 46. If any item of expenditure included in the determination of the valuation is not or may not actually be incurred or expended, explain the nature of such item and who may benefit from the transaction.

                All purchases and redemptions of shares of the portfolios are at net asset value. The Company will redeem sufficient shares of the portfolios to pay certain life insurance proceeds, benefits at maturity, or surrender proceeds, or for other purposes contemplated by the Contract.

V.       INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

                    48. Furnish the following information as to each trustee or custodian of the trust.

               The Company maintains custody of all securities of the Separate Account. The Separate Account has no trustees. See Item 3.

                (a)      Name and principal address:

                         Transamerica Occidental Life Insurance Company 1150 South Olive Street
                         Los Angeles, CA  90015

                (b)      Form of organization:

                         Stock life insurance company.

               (c) State or other sovereign power under the laws of which the trustee or custodian was organized.

                         Incorporated under the laws of California. State of domicile is Iowa, effective December 31, 2000.

                (d)      Name of governmental supervising or examining
                                 authority.


               Iowa Department of Insurance.. The Company is also subject to examination by the insurance departments of each state in which it does business.


         49. ____ State the basis for payment of fees or expenses of the trustee or custodian for services rendered with respect to the trust and its securities, and the amount thereof for the last fiscal year. Indicate the person paying such fees or expenses. If any fees or expenses are prepaid, state the unearned amounts.

                The Company is not paid a separate fee for expenses or services rendered as custodian of the Separate Account.

See item 13(a) regarding discussion of fees.
                As the Separate Account has not begun business operations, no fees have been paid.

         50. ____ State whether the trustee or custodian or any other person has or may create a lien on the assets of the trust, and, if so, give full particulars, outlining the substance of the provisions of any indenture or agreement with respect thereto.

                None. Under California and Iowa law, the assets supporting Contract reserves in the Separate Account may not be charged with any liabilities arising out of any other business of the Company.

VI.      INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES

                    51. Furnish the following information with respect to insurance of holders of securities:

                Interests in the Separate Account are sold only to fund the Policies. Other than the Policies themselves, no insurance is sold to Owners with interests in the sub-accounts, in connection with such interests.

                (a)      The name and address of the insurance company.

                         Transamerica Occidental Life Insurance Company 1150 South Olive Street
                         Los Angeles, CA  90015

                    (b) The types of policies and whether individual or group policies.

                         The Policies are flexible premium variable life insurance Policies. Policies are usually individual policies but in certain states, however, we may instead issue certificates under a group contract.

                (c)      The types of risks insured and excluded.

                         The Policies are offered to insureds subject to our underwriting standards. We assume the risk that the deduction made for mortality and expense risks will prove inadequate to cover actual insurance costs and expenses.

                (d)      The coverage of the policies.

                         The Policies provide insurance coverage on the life of the Insured. The minimum death benefit is stated in each Contract. Death benefits will be reduced by any outstanding loans, any due and unpaid monthly deductions, as well as any unpaid withdrawal transaction fees, partial withdrawals, and applicable surrender charges.

                    (e) The beneficiaries of such policies and the uses to which the proceeds of policies must be put.

                         The beneficiary is named by the Owner(s) to receive the net death benefits. The interest of any beneficiary will be subject to any assignment made by the Owner. The Owner may declare a beneficiary to be revocable (changed at any time by written request) or irrevocable (may be changed only with the written consent of the irrevocable beneficiary). The interest of a beneficiary who dies before the Insured will pass to surviving beneficiaries. If all beneficiaries die before the Insured, the death benefits will pass to the Owner or to the Owner's estate.

                    (f)  The  terms   and   manner   of   cancellation   and  of
                         reinstatement.   See  Item  17(c)  for  the  manner  of
                         cancellation and reinstatement.

                    (g) The method of determining the amount of premiums to be paid by holders of securities.

                         See answers to Item 13(a) for amount of charges imposed and 44(a) and 44(c) for the manner in which the payments are determined.

                    (h) The amount of aggregate premiums paid to the insurance company during the last fiscal year.

                         We have not yet begun issuing the Policies.

                (i) ______ Whether any person other than the insurance company receives any part of such premiums, the name of each such person and the amounts involved, and the nature of the services rendered therefor.

                         No person other than the Company receives any part of the amounts deducted for assumption of mortality and expense risks. However, the Company may from time to time enter into reinsurance agreements with other insurance companies under which certain insurance risks, premium income and related expenses are assumed by such other insurance companies.

                    (j)  The substance of any other  material  provisions of any
                         indenture  or  agreement  of  the  trust   relating  to
                         insurance.

                                      None.

VII.     CONTRACT OF REGISTRANT

                    52. (a) Furnish the substance of the provisions of any indenture or agreement with respect to the conditions upon which and the method of selection by which particular portfolio securities must or may be eliminated from the assets of the trust or must or may be replaced by other portfolio securities. If an investment adviser or other person is to be employed in connection with such selection, elimination or substitution, state the name of such person, the nature of any affiliation to the depositor, trustee or custodian, and any principal underwriter, and the amount of remuneration to be received for such services. If any particular person is not designated in the indenture or agreement, describe briefly the method of selection of such person.

                         The investment policy of each sub-account of the Separate Account is to invest in a particular portfolio.

                         We reserve the right, subject to law, to make additions to, deletions from, or substitutions for the shares that are held in the sub-accounts. We may redeem the shares of a portfolio and substitute shares of another registered open-end management company, if: (1) the shares of the portfolio are no longer available for investment; or (2) in our judgment further investment in the portfolio would be improper based on the purposes of the Separate Account or the affected sub-account.

                         Where the 1940 Act or other law requires, we will not substitute any shares respecting a Contract interest in a sub-account without notice to Owners and prior approval of the SEC and state insurance authorities. The Separate Account may, as the law allows, purchase other securities for other policies or allow a conversion between policies on a Owner's request.

                         We reserve the right to establish additional sub-accounts funded by a new portfolio or by another investment company. Subject to law, we may, in our sole discretion, establish new sub-accounts or eliminate one or more sub-accounts.

                         Shares of the portfolios are issued to other separate accounts of Transamerica and its affiliates that fund variable annuity policies and that fund other variable life policies ("mixed funding"). It is conceivable that in the future such mixed funding may be disadvantageous for variable life contract and policy owners or variable annuity policy owners. ___ Transamerica ___ does not believe that mixed ___ funding is currently disadvantageous to either variable life insurance contract and policy owners or variable annuity policy owners. Transamerica will monitor events to identify any material conflicts among contract and policy owners because of mixed funding. If Transamerica concludes that separate portfolios should be established for variable life and variable annuity separate accounts, or for separate variable life separate accounts, we will bear the expenses.

                         We may change the Contract to reflect a substitution or other change and will notify Owners of the change. Subject to any approvals the law may require, the Separate Account or any sub-accounts may be: (1) operated as a management company under the 1940 Act;
                         (2) deregistered under the 1940 Act if registration is no longer required; or (3) combined with other sub-accounts or our other separate accounts.

                (b) ______ Furnish the following information with respect to each transaction involving the elimination of any underlying security during the period covered by the financial statements filed herewith.

                         Not Applicable.

                    (c)  Describe  the contract of the trust with respect to the
                         substitution   and   elimination   of  the   underlying
                         securities of the trust with respect to:

                         (1)    the grounds for elimination and substitution;

                                See 52(a), above.

                    (2) the type of securities which may be substituted for any underlying security;

                                See 52(a), above.

                         (3) ____ whether the acquisition of such substituted security or securities would constitute the concentration of investment in a particular industry or group of industries or would conform to a contract of concentration of investment in a particular industry or group of industries;

                                Not Applicable.

                    (4)  whether  such   substituted   securities   may  be  the
                         securities of any other investment company; and

                                See 52(a), above.

                         (5) ____ the substance of the provisions of any indenture or agreement which authorize or restrict the contract of the registrant in this regard.

                                See 52(a) above.

                (d) ______ Furnish a description of any contract (exclusive of policies covered by paragraph (a) and (b) herein) of the trust which is deemed a matter of fundamental contract and which is elected to be treated as such.

                                      None.

         Regulated Investment Company

         53.    (a)      State the taxable status of the trust.

                         Because of its current tax status, the Company does not expect to incur any federal income tax liabilities that would be charged to the Separate Account, and the Company does not intend to make a charge for federal income taxes. The Company may, however, incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If there is a material change in state or local tax laws, charges for such taxes, if any, attributable to the Separate Account may be made.

                         See also 46(a), above.

                (b) ______ State whether the trust qualified for the last taxable year as a regulated investment company as defined in Section 851 of the Internal Revenue Code of 1954, and state its present intention with respect to such qualification during the current taxable year.

                         Not Applicable.



VIII.    FINANCIAL AND STATISTICAL INFORMATION

         54. ____ If the trust is not the issuer of periodic payment plan certificates, furnish the following information with respect to each class or series of its securities.

                Not Applicable.

         55. ____ If the trust is the issuer of periodic payment plan certificates, a transcript of a hypothetical account shall be filed in approximately the following form on the basis of the certificate calling for the smallest amount of payments. The schedule shall cover a certificate of the type currently being sold assuming that such certificate had been sold at a date approximately ten years prior to the date of registration or to the approximate date of organization of the trust.

                Not Applicable.

         56. ____ If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith in respect of certificates sold during such period, the following information for each fully paid type and each installment payment type of periodic payment plan certificate currently being issued by the trust.

                Not Applicable.

         57. ____ If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by financial statements filed herewith the following information for each installment payment type of periodic payment plan certificate currently being issued by the trust.

                Not Applicable.

         58. ____ If the trust is the issuer of periodic plan certificates furnish the following information for each installment periodic payment plan certificate outstanding as of the latest practicable date.

                Not Applicable.

         59.    Financial Statements:

                Financial Statements of the Separate Account

                Financial statements, if any, will be contained in a pre-effective amendment to the registration statement for the Contract on Form S-6 filed under the Securities Act of 1933. They are incorporated herein by reference.

                Financial Statements of the Depositor

                The Financial Statements of the Company will be contained in a pre-effective amendment to the registration statement on Form S-6 filed by the Registrant pursuant the Securities Act of 1933. They are incorporated herein by reference.

IX.      EXHIBITS

     1.    Exhibit 1



                    (1) Certified copy of Resolutions of the Board of Directors of the Company of December 6, 1996 establishing the Transamerica Occidental Life Separate Account VUL-5. 1/

                    (2)  Not Applicable.

                    (3)  (a) Form of Distribution Agreement between Transamerica
                         Securities    Sales    Corporation   and   Transamerica
                         Occidental Life Insurance Company. 1/

                    (b) Form of Sales Agreement between Transamerica Life Companies, Transamerica Securities Sales Corporation and Broker-Dealers 1/

           (4)    Not Applicable.

           (5)    Forms of Policy and Policy riders. 1/

           (6)    Organizational documents of the Company, as amended. 1/

           (7)    Not Applicable.

           (8)    Form of Participation Agreement between:
                  Transamerica Occidental Life Insurance Company and:

                  (a) re The Alger American Fund 1/
                   (b) re Alliance Variable Products Series Fund, Inc. 1/
                   (c) re Dreyfus Variable Investment Fund 1/
                   (d) re Janus Aspen Series 1/
                   (e) re MFS Variable Insurance Trust 1/
                   (f) re Morgan Stanley Universal Funds, Inc. 1/
                   (g) re OCC Accumulation Trust 1/
                   (h) re Transamerica Variable Insurance Fund, Inc. 1/
                  (i) re  PIMCO Variable Insurance Trust 1/

           (9)    Administrative Agreements.

           (10)   Form of Application. 1/



                    1. Incorporated by reference to the like-numbered exhibit of the Initial Filing to the Form S-6 Registration Statement, File No. 333-71956 (October 22, 2001).

                                   SIGNATURES


         Pursuant to the requirements of the Investment Company Act of 1940 the Depositor of the registrant has caused this registration statement to be duly signed on behalf of the registrant in the City of Los Angeles, and State of California, on the 30th day of October, 2001.

           (SEAL) Transamerica Occidental Life Separate Account VUL-6
                                  (Registrant)


               By: Transamerica Occidental Life Insurance Company
                                   (Depositor)

                                       By:
                            (Name) David M. Goldstein

                         (Title) Senior Vice President



Attest _________________________________
            Gina Grusman, SEC Filing Coordinator

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated on the date(s) set forth below.

Signatures                                  Titles                                      Date




 Ron F. Wagley*                     ___________________________                         October 31, 2001
                                    President  and Director
Patrick S. Baird*                   ___________________________                         October 31, 2001
                                    Director
Brenda K. Clancy*                   ___________________________                          October 31, 2001
                                    Director and Senior Vice President
Douglas C. Kolsrud*                 __________________________                          October 31, 2001
                                    Director and  Senior Vice President
Karen O. MacDonald                  _________________________                           October 31, 2001
                                    Chief Operating Officer and
                                    Acting Chief Financial Officer
Craig D. Vermie*                    _________________________                           October 31, 2001
                                    Director, Vice President and Counsel



_________________________  On October 31, 2001 as Attorney-in-Fact pursuant to
*By: David M. Goldstein    powers of attorney filed herewith.